February 12, 2009

Nandini Acharya, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Cellegy Pharmaceuticals, Inc. Registration Statement on Form S-4 Filed November 13, 2008 File No. 333-155322 Amendment No. 3 filed February 12, 2009

Dear Ms. Acharya:

On behalf of Cellegy Pharmaceuticals, Inc. (“Cellegy”), accompanying this letter is Amendment No. 3 to the above-referenced registration statement.  Cellegy is eager to resolve all comments and request acceleration of the registration statement.  Please feel free to contact me at (916) 558-6110, or Jeff Pietsch of this office at (916) 558-6118, if we can be of any assistance in connection with your review of Amendment No. 3.

Very truly yours, /s/ C. Kevin Kelso C. Kevin Kelso weintraub genshlea chediak law corporation